FORM RW

Sacred Spices, Inc.

14 Kajaznuni Street, Apt. 70

Yerevan 0070, Armenia

Tel: +374 (94) 955188

April 2, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Loan Lauren Nguyen, Legal Branch Chief Division of Corporation Finance

Re:	Sacred Spices, Inc. Withdrawal of Registration Statement on Form S-1 Filed on March 19, 2019 File No. 333-230389

Ladies and Gentlemen:

On behalf of Sacred Spices, Inc., a Nevada corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-230389), as initially filed with the Securities and Exchange Commission (“Commission”) on March 19, 2019 (“Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of the need for accounting changes. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Daniel Masters, Esq. via email at masters@lawyer.com.

Should you have any questions regarding this request for withdrawal, please contact Daniel Masters, Esq. by telephone at (858) 459-1133.

Yeva Vardanyan, President

Sacred Spices, Inc.

Daniel Masters, Esq.

Attorney for Sacred Spices, Inc.